UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: October 18, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter

Ended August 31, 2011

Quarterly Net Revenues Increased by 41.4% Year-Over-Year

Quarterly Operating Income Increased by 43.7% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 45.5% Year-Over-Year

Beijing, October 18, 2011 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2011, which is the first quarter of New Oriental’s fiscal year 2012.

Highlights for the First Fiscal Quarter Ended August 31, 2011

•	Total net revenues increased by 41.4% year-over-year to US$272.0 million from US$192.3 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 45.5% year-over-year to US$90.7 million from US$62.4 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 44.9% year-over-year to US$97.5 million from US$67.3 million in the same period of the prior fiscal year.

•	Income from operations increased by 43.7% year-over-year to US$94.8 million from US$65.9 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 43.3% year-over-year to US$101.6 million from US$70.9 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS[1] were US$0.59 and US$0.58, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.63 and US$0.62, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 14.6% year-over-year to approximately 807,700 from approximately 704,500 in the same period of the prior fiscal year.

[1]	Effective on August 18, 2011, New Oriental adjusted the ratio of its American depositary shares (“ADSs”) representing common shares from one ADS representing four common shares to one ADS representing one common share. All earnings per ADS figures in this announcement give effect to the foregoing ADS-to-share ratio change.

Financial and Student Enrollments Summary – First Fiscal Quarter 2012

(in thousands US$, except per ADS data and student enrollments and percentages)

	Q1 of FY2012	Q1 of FY2011	Pct. Change
Net revenues	271,980	192,308	41.4%
Net income attributable to New Oriental	90,709	62,361	45.5%
Non-GAAP net income attributable to New Oriental(1)	97,524	67,309	44.9%
Operating income	94,765	65,924	43.7%
Non-GAAP operating income(1)	101,580	70,872	43.3%
Net income per ADS attributable to New Oriental - basic(2)	0.59	0.41	43.6%
Net income per ADS attributable to New Oriental - diluted(2)	0.58	0.40	44.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)(3)	0.63	0.44	43.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)(3)	0.62	0.43	43.9%
Total student enrollments in academic subjects tutoring and test preparation courses	807,700	704,500	14.6%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.
(3)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

“We are pleased to start our 2012 fiscal year with solid financial results, recording strong year-over-year revenue growth of 41.4% and even higher profit growth of 45.5%,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “We continue to see very robust demand for New Oriental’s high quality educational programs and service offerings despite the economic challenges facing China and the rest of the world. We had a strong deferred revenue balance of US$175 million at the end of this quarter, up over 73% year-over-year. Education spending is more resilient than other consumer discretionary categories in China, ranking only behind food and housing in priority among Chinese households. In fact, during the last global economic downturn caused by the financial crisis in late 2008 and the first half of 2009, New Oriental continued to experience strong demand with revenues growing by over 45% to more than US$292 million for our 2009 fiscal year ending in May 2009,” added Mr. Yu.

Mr. Yu continued, “We executed our expansion plan in this quarter by opening 2 new schools in the cities of Tangshan and Urumqi, along with a net of 20 learning centers in about 15 existing cities. We had a total of 488 facilities in 49 cities as of August 31, 2011, consisting of 55 schools and 433 learning centers, excluding the one school and 20 learning centers we acquired from Newave Education in September 20102”

[2]	In September 2010, New Oriental completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. The Company has submitted an arbitration petition to the China International Economic and Trade Arbitration Commission alleging breach of contract by the seller of Newave Education and seeking full refund of the acquisition consideration paid. The case was accepted in August 2011. For consistency purposes, Newave Education’s financials have not been consolidated with New Oriental’s, nor are Newave Education’s learning centers included in New Oriental’s reported total of learning centers.

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Our robust top-line performance was primarily driven by continued strong growth in several of our key business lines. First, our overseas test preparation programs recorded year-over-year enrollment growth of more than 19% to about 107,800 and year-over-year gross revenue growth of over 48% to over US$92 million in this quarter. Second, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of more than 24% to over 436,600 and year-over-year gross revenue growth of over 50% to over US$94 million in this quarter. Among our different class-size formats, our VIP personalized classes continued the most rapid growth, with year-over-year enrollment growth of more than 46% to about 21,200 and year-over-year cash revenue growth of over 65% to over US$42 million in this quarter. Finally, our Vision Overseas Study Consulting business continued to outperform, with year-over-year gross revenue growth of approximately 110% to over US$13.4 million in this quarter.”

Financial Results for the Fiscal Quarter Ended August 31, 2011

For the first fiscal quarter of 2012, New Oriental reported net revenues of US$272.0 million, representing a 41.4% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$251.9 million, representing a 39.3% increase year-over-year. Growth was mainly driven by an increase in the number of student enrollments in academic subjects tutoring and test preparation courses. The growth was also driven by the higher average selling prices resulting from price increases and students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the first quarter of fiscal year 2012 increased by 14.6% year-over-year to approximately 807,700 from approximately 704,500 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$177.2 million, a 40.2% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$170.4 million, a 40.3% increase year-over-year.

Cost of revenues for the quarter increased by 39.6% year-over-year to US$92.7 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 22.2% year-over-year to US$28.5 million, primarily due to brand promotion expenses and an increase in the number of customer service representatives and marketing staff.

General and administrative expenses for the quarter increased by 52.8% year-over-year to US$56.0 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$49.4 million, a 54.8% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers, and invested in content and new program development offerings, as well as in improving teacher training resources.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 37.7% to US$6.8 million in the first quarter of fiscal year 2012 from US$4.9 million in the same period of the prior fiscal year. Approximately US$0.7 million of the year-over-year increase was due to an adjustment to account for a lower-than-expected forfeiture rate in previous fiscal years, due to the fact that fewer New Oriental employees who received stock-based compensation awards left the Company and had their unvested awards forfeited than anticipated.

Income from operations for the quarter was US$94.8 million, a 43.7% increase from US$65.9 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$101.6 million, a 43.3% increase from US$70.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 34.8%, compared to 34.3% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 37.3%, compared to 36.9% in the same period of the prior fiscal year. This rise was primarily due to improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income attributable to New Oriental for the quarter was US$90.7 million, representing a 45.5% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.59 and US$0.58, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$97.5 million, representing a 44.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.63 and US$0.62, respectively.

Capital expenditures for the quarter were US$15.0 million, which were primarily used to add schools and learning centers.

As of August 31, 2011, New Oriental had cash and cash equivalents of US$398.4 million, as compared to US$317.3 million as of May 31, 2011. In addition, the Company had US$103.8 million in term deposits and US$203.8 million in short term investment as of August 31, 2011. Net operating cash flow for the first quarter of fiscal year 2012 was approximately US$98.3 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of August 31, 2011 was US$174.7 million, an increase of 73.6% as compared to US$100.6 million as of August 31, 2010.

Outlook for Second Quarter of Fiscal Year 2012

New Oriental expects its total net revenues in the second quarter of fiscal year 2012 (September 1, 2011 to November 30, 2011) to be in the range of US$124.4 million to US$129.1 million, representing year-over-year growth in the range of 30% to 35%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 18, 2011 U.S. Eastern Time (8 PM on October 18, 2011 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+800-930-346
UK:	+08-08-2346-646

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until October 25, 2011:

International:	+1-718-3541-232
Passcode:	14198423

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2012 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:         +86-10-6260-5568

Email:     zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:   +86-10-5960 8616

Email:     mreidy@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel:   +1-212 333 3810

Email:     ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2011	As of May 31 2011
	(Unaudited)	(Unaudited)
	USD	RMB
ASSETS:
Current assets:
Cash and cash equivalents	398,389	317,260
Restricted cash	4,588	3,374
Term deposits	103,822	152,680
Short term investment (note 1)	203,832	143,704
Accounts receivable, net	2,924	1,655
Inventory	17,468	18,011
Deferred tax assets-Current	4,853	5,337
Prepaid expenses and other current assets	43,633	33,248

Total current assets	779,509	675,269

Property, plant and equipment, net	170,727	160,421
Land use right, net	3,536	3,502
Deferred tax assets	1,215	997
Long term deposit	8,749	7,826
Long term prepaid rent	2,581	2,789
Intangible assets	871	4,976
Goodwill	1,796	7,588
Long term investment	2	2

Total assets	968,986	863,370

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 9,416 and US$ 7,944 as of May 31, 2011 and August 31, 2011, respectively)	8,357	9,518

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 67,971 and US$ 79,442 as of May 31, 2011 and August 31, 2011, respectively)	90,236	77,002
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 7,050 and US$ 8,620 as of May 31, 2011 and August 31, 2011, respectively)	15,026	7,163

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 192,481 and US$ 171,817 as of May 31, 2011 and August 31, 2011, respectively)	174,680	194,317

Total current liabilities	288,299	288,000

Deferred tax liabilities	120	1,147

Total long-term liabilities	120	1,147

Total liabilities	288,419	289,147

Total shareholder’s equity	680,567	574,223

Total liabilities and shareholder’s equity	968,986	863,370

Note 1: Short term investment represented held-to-maturity investment with maturity of less than one year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	251,895	180,881
Books and others	20,085	11,427

Total net revenues	271,980	192,308

Operating costs and expenses (note 1):
Cost of revenues	92,727	66,421
Selling and marketing	28,520	23,345
General and administrative	55,968	36,618

Total operating costs and expenses	177,215	126,384

Operating income	94,765	65,924

Other income, net	5,172	2,401

Provision (benefits) for income taxes	(9,228)	(6,116)

Net income	90,709	62,209

Less: Net income attributable to the noncontrolling interests	—	152

Net income attributable to New Oriental Education & Technology Group Inc.	90,709	62,361

Net income per share attributable to New Oriental-Basic	0.59	0.41

Net income per share attributable to New Oriental-Diluted	0.58	0.40

Net income per ADS attributable to New Oriental-Basic (note 2)	0.59	0.41

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.58	0.40

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	216	232
Selling and marketing	—	—
General and administrative	6,599	4,716

Total	6,815	4,948

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	55,968	36,618
Share-based compensation expense in general and administrative expenses	6,599	4,716

Non-GAAP general and administrative expenses	49,369	31,902

Total operating costs and expenses	177,215	126,384
Share-based compensation expenses	6,815	4,948

Non-GAAP operating costs and expenses	170,400	121,436

Operating income	94,765	65,924
Share-based compensation expenses	6,815	4,948

Non-GAAP operating income	101,580	70,872

Operating margin	34.8%	34.3%
Non-GAAP operating margin	37.3%	36.9%

Net income attributable to New Oriental	90,709	62,361
Share-based compensation expense	6,815	4,948

Non-GAAP net income	97,524	67,309

Net income per ADS attributable to New Oriental- Basic (note 1)	0.59	0.41
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.58	0.40

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.63	0.44
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.62	0.43

Weighted average shares used in calculating basic net income per ADS (note 1)	154,051,990	152,089,469
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,497,963	155,403,984

Non-GAAP Income per share - basic	0.63	0.44
Non-GAAP Income per share - diluted	0.62	0.43

Note 1: Each ADS represents one common share.